SEC
Mail Processing
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21001840

FEB 17 2021

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACALYX ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 MADISON AVE, SUITE 1714
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS MEYERS 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karl VanderWoude, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACALYX ADVISORS INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2/12/2021

Notary Public

TYLER SMYTH
NOTARY PUBLIC - MICHIGAN
OTTAWA COUNTY
MY COMMISSION EXPIRES 01/20/2025
ACTING IN OTTAWA COUNTY

SEC
Mail Processing
Section
FEB 17 2021
Washington DC
416

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acalyx Advisors, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2020

CONFIDENTIAL

Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Acalyx Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. (the Company) as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows, and the related notes, for the year then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

New York, New York
February 12, 2021

Statement of Financial Condition
December 31, 2020

ASSETS	
Cash and cash equivalents	$ 597,353
Due from customers	5,683
Accounts receivable	6,672,911
Right of use asset	94,699
Prepaid expenses	88,685
Security deposits	35,150.00
TOTAL ASSETS	$ 7,494,481
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 35,591
Operating lease liability	103,355
Deferred revenue	250,000
Deferred tax liabilities	100,969
TOTAL LIABILITIES	489,915
Stockholders' Equity	
Common stock, 200 shares authorized, $.001 par value, 1 share issued and outstanding, stated at par	-
Additional paid-in capital	826,164
Retained earnings	6,178,402
TOTAL STOCKHOLDERS' EQUITY	7,004,566
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,494,481

See accompanying notes to financial statements

Statement of Operations
Year Ended December 31, 2020

REVENUE:	
Fundraising fees	$ 8,460,202
Advisory fees	1,475,000
Interest income	77,804
Total revenue	10,013,006
OPERATING EXPENSES:	
Salaries, commissions and related costs	8,934,586
Professional fees	176,460
Rent and occupancy costs	116,962
Dues and subscriptions	97,627
Insurance	65,439
Regulatory fees	46,129
Office expense	30,168
State and local taxes	24,861
Travel, meals and entertainment	16,982
Other expenses	13,573
Total expenses	9,522,787
INCOME BEFORE INCOME TAX PROVISION	490,219
Income tax provision	23,134
NET INCOME	$ 467,085

See accompanying notes to financial statements

Acalyx Advisors, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Common Stock				
	Shares	$.001 Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balance at January 1,2020	1	$ -	$526,164	$5,880,641	$6,406,805
Capital Contributions	-	-	300,000	-	300,000
Capital Distributions	-	-	-	(169,324)	(169,324)
Net Income	-	-	-	467,085	467,085
Balance at December 31, 2020	1	$ -	$826,164	$6,178,402	$7,004,566

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended December 31, 2020

OPERATING ACTIVITIES:	
Net income	$ 467,085
Adjustments to reconcile net income to net cash used in operating activities	
Non-cash items included in net loss	
Change in deferred tax expense	11,758
Decrease in right of use asset	100,612
Decrease in operating lease liability	(106,908)
Changes in operating assets and liabilities	
Increase in deferred revenue	250,000
Decrease in receivable from customers	40,128
Increase in accounts receivable	(774,138)
Increase in prepaid expenses	(1,227)
Decrease in security deposits	1,740
Decrease in accounts payable and accrued expenses	(3,346)
Net cash used by operating activities	(14,296)
FINANCING ACTIVITIES:	
Capital contributions	300,000
Capital distributions	(169,324)
Net cash provided in financing activities	130,676
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,380
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	480,973
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 597,353

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes	$ 15,166

See accompanying notes to financial statements

Notes to Financial Statements
As of And For The Year Ended December 31, 2020

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. The Company maintains an office in New York.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Furniture and Equipment
The Company, under its capitalization policy, evaluates the materiality of furniture and equipment when purchased. All items deemed to be immaterial are expensed when purchased. For the year ended December 31, 2020 all capitalized furniture and equipment has been fully depreciated and there have been no new purchases of fixed assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under these provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc., which is also taxed as an "S" corporation. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for income taxes on their respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the tax reporting basis, which amounted to $23,134 in 2020. The Company is also required to pay San Francisco City tax and has elected the cash basis as the tax reporting basis, which amounted to approximately $1,690 in 2020.

Notes to Financial Statements
As of And For The Year Ended December 31, 2020

Income Taxes (Continued)
The Company has also recorded a deferred tax liability of $100,969, which may be owed in a subsequent period. The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Revenue Recognition - ASC 606

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606. Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned monthly, based upon when advisory services are performed. Interest income is made up of interest received from customers and bank balances. Interest on bank balances are earned from funds held in a money market account. The Company also receives interest payments from customers, who elect to pay receivables over time. Payments are made in accordance with a set payment schedule, by which the Company earns interest according to market interest rates.

The Company also receives reimbursements from clients for expenses incurred in connection with client engagements. The Company records reimbursable amounts when incurred as agreed to by the client. These amounts are recognized under Due from Customers in the accompanying Statement of Financial Condition.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ending December 31, 2020 is as follows:

Revenue Stream	Total Revenue
Fundraising Fees	$8,460,202
Advisory Fees	1,475,000
Interest Income - Bank	15,848
Interest Income - Other	61,956
Total Revenue	$10,013,006

Notes to Financial Statements
As of And For The Year Ended December 31, 2020

3. Significant Customer

For the year ended December 31, 2020, 90% of gross revenues was derived from four customers, who made up 36%, 22%, 22%, and 10% of gross revenue, respectively.

4. Profit Sharing Plan

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $250,313 during the year ended December 31, 2020 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statements
As of And For The Year Ended December 31, 2020

6. Commitments

Office Leases
The Company is currently leasing office space in New York City, NY which began on October 11, 2017 and ends November 30, 2021.

The Company was also required to remit a security deposit to the New York City landlord, totaling $35,150 at December 31, 2020. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period.

As of January 1, 2019, the Company adopted FASB ASC Topic 842 which requires capitalization of leases on the balance sheet to represent a "Right of Use Asset" and corresponding "Lease Liability". As of December 31, 2020, the Company has reported a right to use asset in the amount of $94,699, which is offset by a liability in the amount of $103,355. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent of the offsetting lease obligation.

7. Accounts Receivable

The Company's accounts receivable consist primarily of amounts due for fundraising fees. The terms of the invoices provide for payment schedules of up to four years. Accounts receivable are carried at net realizable value. Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at December 31, 2020.

8. Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
City	11,376	11,758	23,134
	$ 11,376	$ 11,758	$ 23,134

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2017, 2018 and 2019 tax returns remain open to review by the appropriate jurisdictions.

Notes to Financial Statements
As of And For The Year Ended December 31, 2020

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2020, the Company had net capital of $303,106 which was $283,490 in excess of its required net capital of $19,616. The Company's aggregate indebtedness to net capital ratio was 97.08%.

10. Coronavirus Disease 2019 ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of our employees began to work remotely with only "essential" employees reporting to the office. We accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2021. We currently anticipate that a large number of our employees will continue to work remotely for the indefinite future.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2021 and February 12, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Acalyx Advisors, Inc.

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2020

SCHEDULE 1

TOTAL STOCKHOLDERS' CAPITAL QUALIFIED FOR NET CAPITAL	$ 7,004,566
ADDITIONS TO NET CAPITAL	
Deferred tax liability	100,969
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Due from customers	(5,683)
Accounts receivable	(6,672,911)
Prepaid expenses	(88,685)
Security deposits	(35,150)
NET CAPITAL	$ 303,106
AGGREGATE INDEBTEDNESS:	
Deferred revenue	$ 250,000
Account payable and accrued expenses	35,591
Excess operating lease liability over right of use asset	8,656
	$ 294,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 19,616
Excess net capital	$ 283,490
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 273,681
Percentage of aggregate indebtedness to net capital	97.08%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See accompanying notes to financial statements

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Acalyx Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Acalyx Advisors, Inc. states that Acalyx Advisors, Inc. will not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, (2) Acalyx Advisors, Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Acalyx Advisors, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acalyx Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 12, 2021

Acalyx Advisors Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Acalyx Advisors Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Karl VanderWoude , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: CCO/CFO